Exhibit 21.1

Subsidiaries of the Registrant

Name	Jurisdiction of Organization

Bar Code Specialties, Inc.	California

Quest Marketing, Inc.	Oregon

Quest Solution Canada Inc. f/k/a ViascanQdata, Inc.	Canada